[Aetna logo]


                            DISABILITY BENEFIT RIDER



This Extra Benefit Rider is attached to and made a part of this Certificate. Unless defined herein, definitions of terms appearing in the Certificate will also apply to the same terms appearing in this rider.


TOTAL DISABILITY BEFORE AGE 60


Definitions

Occupation
For the first full 24 months of Total Disability, Occupation is the Insured's occupation when Total Disability starts. After 24 months, Occupation means any occupation for which the Insured Employee is reasonably suited by education training or experience.

Total Disability/Disabled
Total Disability is the inability due to sickness or injury to perform the substantial and material duties of an Occupation for remuneration or profit.


Benefit

Benefit Amount
While this rider is in force, We will credit the Benefit Amount to the Account Value of this Certificate on each Monthly Deduction Day during the Total Disability of the Insured. Subject to the conditions of this Rider, the Benefit Amount will apply retroactively on each Monthly Deduction Day since the start of the Total Disability.

The Benefit Amount will be the greater of:

(1)  the Basic Monthly Premium on that Monthly Deduction Day; or

(2) the Monthly Deduction for that date for the Insured's coverage and all Extra Benefit Riders except this one.


Conditions
The following conditions apply:

1. the Total Disability of the Insured must start while this Rider is in force and before the Insured is Attained Age 60 subject to this Rider's Incontestability provision;

2.   the Total Disability must be continuous for at least 180 days;

3. We must be given Notice and Proof as described in this Rider. See Notice and Proof of Total Disability in this rider;

4. If Notice and proof are not given within the time period required by this Rider; the Benefit Amount will not be waived more than 12 months before Notice is given to Us; and

5. The Specified Amount of this Certificate may not be increased during the Insured's Total Disability.

Notice and Proof of Disability
We will require written Notice and Proof of the Total Disability. Notice must be given to Us during the lifetime of the Insured and during the period of Total Disability. Satisfactory Proof of the Total Disability of the Insured must be given to Us within 12 months after We are given Notice.

Failure to provide notice or proof of Total disability will not reduce the claim for this riders' Benefit Amount if it is shown that notice or proof of Total Disability was provided as soon as reasonably possible.

After a claim is approved and the rider's benefit is exercised, We may require further Proof at reasonable intervals. As part of the Proof, We may require that doctors of Our choice examine the Insured at Our expense. If the required Proof is not given benefits will cease. If the Insured recovers, benefits will cease.


Other Provisions

Excluded Disabilities
This Rider does not provide its Benefit for Total Disability which results from:
1. military (land, sea, or air) service by the Insured in time of war, declared or undeclared;
2.   injury that is intentionally self-inflicted.

Reinstatement
If the Insured is Totally Disabled on the date this Certificate lapses because of insufficient value, We will reinstate the Certificate if:
1. the requirements of the Notice and Proof of Total Disability section of this Rider are met;
2. the right to exercise this Rider's Benefit would otherwise have been granted;
3. the application for reinstatement is received within 5 years of the date of termination and before the Certificate's maturity date;
4. We receive evidence that the Insured satisfies the Insurability Requirement; and
5. if We receive payment of any unpaid loan amount causing the Surrender Value to be less than zero.


Monthly Rider Cost
The Monthly Rider premium for the coverage provided by this Rider will be shown in the Certificate Specifications or the supplement Certificate Specifications. The Monthly Rider Cost on each Monthly Deduction Day will be (a) multiplied by
(b) where:
(a)  is the Benefit Amount for that date, assuming it was payable; and
(b) is the monthly rate, as determined from the table below. The monthly rider rate is based on the Insured's attained Age as of the Issue Date of this Rider.

The Monthly Deduction will be increased by the cost for this Rider.

There is no cost for this Rider on any Monthly Deduction Day for which the Benefit Amount is payable.

                                              Monthly Rider Rate

-------------------------------------------------------------------------------------------------------------
       Age               Rate               Age              Rate               Age              Rate
-------------------------------------------------------------------------------------------------------------
     Under 33             .02              48-49              .06              55-57              .10
-------------------------------------------------------------------------------------------------------------
      33-39               .03              50-52              .07              58-59              .11
-------------------------------------------------------------------------------------------------------------
      40-43               .04               53                .08
-------------------------------------------------------------------------------------------------------------
      44-47               .05               54                .09
-------------------------------------------------------------------------------------------------------------


Loans
This Rider's Benefit does not include the payment of loan interest due during the period of Total Disability.

Incontestability
We cannot contest this Rider after it has been in force for 2 years from its Issue Date with no Total Disability having occurred.

Termination
This Rider will terminate on the first to occur:

[bullet]  on the date the Insured terminates employment;

[bullet] the date that the Insured is Attained Age 60; unless the Benefit Amount is currently being paid according to the terms of this Rider; or

[bullet]  the date the Insured's coverage under the Certificate ends.


Termination of this Rider will not prejudice a claim for Total Disability which exists at that time.

This Rider has no cash value.

The Issue Date of this Rider will be the Issue Date shown in the Certificate Specifications. This Rider is signed for Aetna on its Issue Date.


                            Aetna Life Insurance and Annuity Company

                                     /s/ Dan Kearney
                                        President